Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiaries of the Company	Incorporated Under Laws of	Percent Owned by the Company
Old Second National Bank	United States	100% of the common stock
Old Second Capital Trust II	State of Delaware	100% of the common stock
Old Second Affordable Housing Fund, L.L.C.	State of Illinois	Owned by Old Second National Bank
Station I, LLC	State of Illinois	Owned by Old Second National Bank
River Street Advisors, LLC	State of Illinois	Owned by Old Second National Bank